Exhibit 6.11

PROMISSORY NOTE EXTENSION AGREEMENT

$20,000	March 21, 2019

This Promissory Note Extension Agreement, hereinafter referred to as the "Extension Agreement," entered into effective as of March 22, 2018 by and between Smart Decision, Inc., a Wyoming corporation (the "Maker"), and GPL Ventures LLC. or his successors or assigns (the "Holder").

WHEREAS, the Maker has issued to the Holder on March 22, 2018 a Promissory Note in the principal amount of Twenty Thousand Dollars ($20,000), hereinafter referred to as the "Note". The Note was due and payable on March 22, 2019.

WHEREAS, Maker and Holder desire to enter into this Extension Agreement in order to extend the date when all the outstanding principal and accrued and unpaid interest is due and payable to March 22, 2020.

NOW, THEREFORE, it is duly agreed by both Maker and Holder to extend the due date of the Note to March 22, 2020.

All other provisions of the original Note shall prevail unless otherwise written.

IN WITNESS WHEREOF, the undersigned Maker and Holder have duly executed this Extension Agreement, extending the due date of the Note effective as of the day and year first written above.

MAKER

SMART DECISION, INC.

By: /s/ Adam Green
Name: Adam Green
Title: Chief Executive Officer

HOLDER:

By: /s/
Name: GPL Ventures LLC